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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership

Commission File Number for Registration Statement: 333-114612

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed PLP merger transaction. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information relating to IMC Global, PLP and the proposed merger. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 19, 2004.

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Phosphate Resource Partners Limited Partnership	100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: Douglas A. Hoadley 847.739.1826 dahoadley@imcglobal.com

PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP
REPORTS IMPROVED 2004 SECOND QUARTER RESULTS

        LAKE FOREST, IL, July 27, 2004—Phosphate Resource Partners Limited Partnership (NYSE: PLP) today reported a loss of $6.1 million, or $0.06 per unit, for the second quarter ended June 30, 2004, compared to a loss of $19.5 million, or $0.19 per unit in the year ago quarter.

        PLP's equity in the earnings of IMC Phosphates Company (IMC Phosphates) for the second quarter of 2004 was $3.7 million versus a share in the losses of $9.3 million a year earlier. The improved 2004 first quarter equity in earnings of IMC Phosphates was impacted by significantly increased phosphate shipments and prices, along with lower idle plant costs, which more than offset increased rock costs.

        PLP also announced today that it will not make a cash distribution for the quarter ended June 30, 2004. As referred to in the PLP Form 10-Ks for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, PLP anticipates that for the foreseeable future any available cash will be used to reduce outstanding debt with IMC Global Inc. (NYSE: IGL), the indirect 51.6 percent owner of PLP and parent of PRP-GP LLC, the administrative managing general partner of PLP. As a result, no PLP cash distributions are planned in the foreseeable future. IMC Phosphates is a joint venture partnership between PLP, which has a 41.5 percent ownership, and IMC Global.

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        The average price realization for DAP of $182 per short ton in the second quarter of 2004 increased $24, or 15 percent, versus the prior year's level of $158 per short ton.

        Total concentrated phosphate shipments of approximately 1.7 million short tons increased over 30 percent versus the prior year level of approximately 1.3 million short tons. Export volumes rose 70 percent versus 2003 primarily due to increased sales to China and Brazil as well as other Latin American and Asian countries. Domestic and export DAP prices increased 14 and 19 percent, respectively. Current Tampa export DAP publication prices average $223 per metric ton and are at their highest level in about 8 years, reflecting tighter global supply and demand conditions. Changes in raw material costs were not a significant factor and decreased a combined $2.7 million versus the prior year.

        Approximately 30 percent of IMC Phosphates' Louisiana concentrated phosphate output continued to be idled, an operating rate that is expected to be maintained until market conditions show sufficient and sustained improvement.

        For the first half of 2004, PLP reported a loss of $20.7 million, or $0.20 per unit. This compares with a loss of $53.6 million, or $0.52 per unit, including a non-cash charge of $13.6 million, or $0.13 per unit, for the cumulative effect of a change in accounting principle.

        "PLP has benefited from the impressive double-digit price and volume increases realized at IMC Phosphates Company and reinforces the optimism expressed previously about improving worldwide agricultural and fertilizer fundamentals, including tighter supply-and-demand and lower producer inventory levels," said Douglas A. Pertz, Chairman and Chief Executive Officer of IMC Global. Pertz noted that IMC Phosphates continued to report strong year-over-year improvements.

        "IMC Phosphates' strong year-over-year increase, similar to the first quarter, again reinforces our belief that global phosphate fundamentals are improving," Pertz said. "In recent weeks, Tampa export and Central Florida domestic DAP spot prices have firmed again to near 8-year highs, similar to levels achieved in much of the first quarter of 2004. This has enabled margin gains to be maintained and expand even as ammonia costs trended higher during the second quarter."

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        He said IMC Phosphates Company remains cautiously optimistic that raw material costs should be directionally lower in the second half of 2004. At the same time, phosphate price realizations should continue to be improved over comparable 2003 periods as global supply-and-demand, along with operating rates, continue to recover.

        "IMC Phosphates Company's leading worldwide position, coupled with the large cost reductions we have achieved in recent years and our excess capacity available to meet increased demand, should allow PLP to continue to capitalize on favorable market trends and sustain its improved performance in the second half of 2004," Pertz said.

IMC Global Proposal on Phosphate Resource Partners Limited Partnership

        On March 19, 2004, IMC Global and PLP announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. Pursuant to the merger, each publicly traded PLP unit would be converted into the right to receive 0.2 shares of IMC Global common stock. Alpine Capital and The Anne T. and Robert M. Bass Foundation (collectively, the largest public holders of PLP units) have agreed to support such a transaction.

        On April 20, 2004, IMC Global filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus regarding the proposed PLP merger. On June 17, 2004, IMC Global filed an amendment to such Registration Statement. PLP will not distribute the definitive proxy statement/prospectus regarding the proposed transaction to the PLP unitholders until the SEC has completed its review of such Registration Statement and such Registration Statement has been declared effective by the SEC.

        The PLP merger is subject to certain conditions, including among other things, approval by the partners of PLP, and other conditions which are customary for transactions of this nature involving publicly traded companies.

IMC Global and Cargill Crop Nutrition Combination

        IMC Global and Cargill, Incorporated (Cargill) announced on January 27 the signing of a definitive agreement to combine IMC Global and Cargill Crop Nutrition to create a new, publicly traded company.

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        Under terms of the definitive agreement, IMC Global common shareholders and Cargill will own on a pro forma basis 33.5 percent and 66.5 percent, respectively, of the outstanding common shares of the new company.

        In early April, Global Nutrition Solutions, Inc. (which has been renamed Mosaic) filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill Crop Nutrition. On June 17, 2004, Global Nutrition Solutions, Inc. filed an amendment to such Registration Statement. IMC will not distribute the definitive proxy statement/prospectus regarding the proposed transaction to its common stockholders until the SEC has completed its review of such Registration Statement and such Registration Statement has been declared effective by the SEC.

        The combination is subject to regulatory approval in the U.S. and Canada; the approval of IMC Global's common shareholders; the completion of the PLP merger; and satisfaction of other customary closing conditions. Necessary antitrust or competition processes required in several other jurisdictions, including China, have been fully satisfied. Closing is anticipated in the summer or early fall of 2004.

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

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Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of PLP's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in PLP's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause PLP's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of PLP filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

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Not a Proxy Solicitation for PLP Merger Proposal

This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitive proxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200; e-mail dahoadley@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004 and amended on June 17, 2004.

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004 and amended on June 17, 2004.

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PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP REPORTS IMPROVED 2004 SECOND QUARTER RESULTS